July 8, 2011

Mr. Andrew D. Mew
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:            Dominion Resources, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed February 28, 2011
File No. 001-08489

Dear Mr. Mew:

Dominion Resources, Inc. (“Dominion” or the “Company”) received the Staff's letter dated June 24, 2011, which provided comments on the above-referenced document.  This response letter has been filed on EDGAR, and a copy has been sent by facsimile.

As requested by the Staff, the Company hereby acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, the Staff's comments are set forth below and are followed by the Company’s responses. Note that the Staff’s letter addresses Dominion, and therefore our responses below address the Staff’s comments with regard to Dominion; however, we file combined quarterly reports on Form 10-Q and annual reports on Form 10-K that include both Dominion and its subsidiary registrant, Virginia Electric and Power Company (“Virginia Power”). Therefore, certain excerpts from disclosures and proposed disclosures herein include information that also pertains to Virginia Power.

Form 10-K for the Year Ended December 31, 2010

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 33

Results of Operations, page 37

Outlook, page 38

Staff Comments:

1.
We note your disclosure on page 38 where you state, “Dominion also expects the bonus depreciation provisions of the tax legislation recently enacted by the U.S. Congress in 2010, discussed in Note 6 to the Consolidated Financial Statements, to reduce income taxes otherwise payable by $1.2 billion to $2.1 billion during 2011 through 2013. The acceleration of these tax deductions is expected to reduce the domestic production activities income tax deduction through 2012 and will also increase deferred taxes, thereby reducing rate base for regulated operations. However, Dominion plans to partially mitigate the earnings per share impact of these items by using the cash tax savings to repurchase common stock in 2011 and reduce the amount of debt that would have otherwise been issued over the next three years. In addition, Dominion does not plan any market issuances of common stock in 2011 or 2012.” Please revise your disclosure beginning in your Form 10-Q for the second quarter to provide an estimate with regard to the future earnings and per share, if more than one cent per share, impact related to the reduction of your rate base for the increase in deferred taxes. You might also indicate the number or range of shares expected to buy back as a result of the cash tax savings.

Response:
As stated in Section 501.02-Prospective Information of the SEC’s Codification of Financial Reporting Policies (“SEC Codification”), “Several specific provisions in Item 303 require disclosure of forward-looking information. MD&A requires discussions of known trends or any known demands, commitments, events or uncertainties that will result in or are reasonably likely to result in the registrant’s liquidity increasing or decreasing in any material way.”  The SEC Codification also states, “Disclosure of known trends or uncertainties that the registrant reasonably expects will have a material impact on net sales, revenues, or income from continuing operations is also required.”

The Outlook section of Dominion’s Form 10-K is intended to represent Dominion management’s high level overview of the material known trends expected to impact the Company’s future results of operations, financial position and/or liquidity. The bonus depreciation provisions are not expected to alter the Company’s 2011 net income on a per share basis or the Company’s expectation of five to six percent annual growth in net income on a per share basis thereafter for its operating businesses, as disclosed in this section of Dominion’s Form 10-K for the period ended December 31, 2010. Therefore, disclosing the impact related to the reduction in rate base on future earnings is not required.

In Dominion’s Form 10-K for the year ended December 31, 2010, the Company disclosed in MD&A - Liquidity and Capital Resources, page 46, and in Note 20 - Shareholders’ Equity, page 102, that it “intend[ed] to repurchase between $400 million and $700 million of common stock with cash tax savings resulting from the extension of the bonus depreciation allowance.” In addition, in Dominion’s Form 10-Q for the period ended March 31, 2011, the Company disclosed in Note 14 - Significant Financing Transactions, page 36, that it “repurchased over 6 million shares of common stock for approximately $274 million.” Dominion will continue to provide updates to the number of shares repurchased.

Consolidated Financial Statements

Combined Notes to Consolidated Financial Statements

Note 1. Nature of Operations, page 69

Emissions Allowances, page 72

Staff Comments:

2.
Refer to your disclosure on emission allowances where you state, “Purchases and sales of these allowances are reported as investing activities in the Consolidated Statements of Cash Flows and gains or losses resulting from sales are reported in other operations and maintenance expense in the Consolidated Statements of Income.” Tell us your GAAP basis for reporting the purchases and sales of your emissions allowances as investing activities in the Consolidated Statements of Cash Flows. In this regard, explain to us why allowances which are purchased and held for consumption would not be recorded as an operating activity in the Consolidated Statements of Cash Flows.

Response:
An emission allowance is an authorization to emit a fixed amount of a pollutant. Intangible assets are defined in ASC 350 - Intangibles-Goodwill and Other, as assets (not including financial assets) that lack physical substance. Dominion has established and consistently applied a policy that emission allowances held for consumption are intangible assets and are classified as such on the balance sheet. This is based on the Company’s view that emission allowances:
•	Meet the definition of intangible assets noted above (i.e. a nonfinancial asset that lacks physical substance); and
•	Represent a right to emit a fixed amount of a pollutant and in that regard are analogous to licenses and permits that convey special privileges to the holder.

Dominion classifies cash flows related to intangible assets, including purchases and sales of emission allowances held for consumption, in the investing section of the statement of cash flows, based on the following guidance:

ASC 230 - Statement of Cash Flows
•	230-10-45-12 (c) – All of the following are cash inflows from investing activities:
Receipts from sales of property, plant, and equipment and other productive assets
•	230-10-45-13 (c) – All of the following are cash outflows for investing activities:
Payments at the time of purchase or soon before or after purchase to acquire property, plant, and equipment and other productive assets
•	230-10-75 - XBRL Elements
o	Payments to Acquire Intangible Assets – Investing Activities
o	Proceeds from Sale of Intangible Assets – Investing Activities

Dominion’s policies regarding balance sheet and statement of cash flows classification for emission allowances were further confirmed by a 2007 Deloitte publication titled, Accounting for Emission Rights, the relevant aspects of which are excerpted below:

Despite the FASB staff’s view that emissions allowances are intangible assets, the SEC staff recently advised the accounting firms that it would not object to the inventory model. Based on the SEC’s views, entities should choose either the inventory or intangible asset model, and should apply it consistently for a given category of emissions allowances.

Under the intangible asset model, cash flow statement inflows and outflows classified as investing.

Note 23. Commitments and Contingencies, page 111

Staff Comments:

3.
We note your disclosures regarding the certain litigation matters you are exposed to involving legal, tax and regulatory proceedings before various courts, regulatory commissions and governmental agencies, some of which you disclose involve substantial amounts of money, and your disclosures regarding various environmental matters you are exposed to. We also note that in the majority of these situations, you have not clearly disclosed either: (i) the possible loss or range of loss; or (ii) a statement that an estimate of the loss cannot be made. FASB ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of probable loss cannot be reasonably estimated, accrual would be inappropriate. However, disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Please revise your disclosures beginning in your Form 10-Q for the second quarter to include a range of loss, which may be aggregated, and provide us with your proposed disclosure, or explain to us in detail the reasons why you are unable to determine an estimate. In this regard, we do not believe that non-specific disclosure indicating that the outcome of a matter may be material to your future results of operations or cash flows satisfies the criteria in FASB ASC 450.

Response:
Dominion’s disclosures with respect to matters of the type referenced in the Staff’s Comment 3 are currently included in the Commitments and Contingencies note in Dominion’s Forms 10-K and 10-Q and relate to legal proceedings and government examinations. For these items, for which the Company has determined that an unfavorable outcome is reasonably possible, the Company will provide further clarification to its disclosures in future filings by providing an estimate of the possible loss or range of loss in excess of amounts accrued or, where a reasonable estimate of loss cannot be made, the Company will ensure that the disclosures include a statement to that effect and the reasons why a reasonable estimate cannot be made.

The Staff has asked Dominion to provide its proposed disclosure for the second quarter Form 10-Q. The Company is still in the process of gathering information necessary to draft the second quarter disclosures. However, to show the approach the Company proposes to use for those disclosures, included as Appendix A is an example of the revised format of the Company’s disclosures for those legal proceedings and government examinations reported in Dominion’s Form 10-K for the period ended December 31, 2010, with revised disclosures highlighted. Updated disclosures in this form will be provided in future filings.

In response to the Staff’s request to explain in detail the reasons why the Company is unable to determine an estimate of possible loss in certain situations, a description of the specific matters disclosed previously in Dominion’s Form 10-K for which the Company has determined that an estimate of possible loss cannot be determined follows:
•
With respect to the petition for appeal to the Supreme Court of Virginia brought by the Blue Ridge Environmental Defense League requesting that it review the Court of Appeals’ decision regarding the regulation of the thermal discharge from the North Anna nuclear plant into the waste heat treatment facility, Dominion is currently unable to make an estimate of potential loss related to this matter because it involves an unprecedented claim related to the historical regulatory status of the station’s cooling lagoons, no amount has been specified in the claim and the matter is under appeal.

•
With respect to the 17 former manufactured gas plant sites with which Dominion has determined that it is associated, it is unknown to what degree the majority of these former sites may contain environmental contamination. Furthermore, no claims for remediation have been made to Dominion for these sites, therefore it is unknown what activities, if any, the Company may be required to undertake at these sites. Due to these uncertainties surrounding these sites, Dominion is unable to make an estimate of potential loss.

•
With respect to the Notice and Finding of Violations from the EPA relating to State Line and Kincaid, Dominion is currently unable to make an estimate of potential loss related to this matter because it is early in the process and no lawsuit has yet been filed. However, in its future filings, Dominion will disclose the maximum civil penalties that can be assessed per day per violation as authorized by the Clean Air Act.

•
With respect to the renewed National Pollutant Discharge Elimination System permit for Millstone which has been reissued under the Clean Water Act by the Connecticut Department of Environmental Protection, the conditions of the permit require an evaluation of control technologies that could result in additional expenditures in the future. Dominion is currently unable to make an estimate of potential loss related to this matter because it is early in the process of evaluating potential control technologies, which would result in a submittal to a state agency that would be further subject to a hearing before any decisions on control technology could be made. Also the permit is under appeal and no amount of damages has been specified.

The Company notes that certain of the matters described in the Commitments and Contingencies note in Dominion’s Form 10-K pertain to potential or pending environmental rules and regulations that do not meet the definition of a contingency and therefore are outside of the scope of ASC 450 - Contingencies. ASC 450-10 defines a contingency as “an existing condition, situation, or set of circumstances involving uncertainty as to possible gain (gain contingency) or loss (loss contingency) to an entity that will ultimately be resolved when one or more future events occur or fail to occur.”  This conclusion is supported by ASC 450-10-55-4, which states that possibilities of changes to tax laws in future periods are not contingencies. Dominion has concluded that pending environmental rules and regulations are not contingencies, and are therefore outside of the scope of ASC 450. In past filings, disclosures pertaining to these matters were included in the notes to the financial statements in order to meet the requirements of the SEC’s Release Nos. 33-9106, 34-61469, FR-82, Commission Guidance Regarding Disclosure Related to Climate Change. Much of the exposure for Dominion as a result of these future environmental matters would be in the form of capital expenditures in order to bring operating assets into compliance with proposed environmental and other rules and regulations. Dominion will revise its disclosures in future filings by relocating the pending and potential environmental rules and regulations from the Commitments and Contingencies note to the MD&A- Future Issues and Other Matters – Environmental Matters section.

Staff Comments:

4.
If you conclude that you cannot estimate a range of reasonably possible losses on any of your matters, please disclose this fact in your Form 10-Q for the second quarter in accordance with ASC 450. In addition, for those matters for which you cannot estimate a range, please provide to us an explanation of the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure. In this regard, it appears several of your environmental contingencies have been ongoing for some time. Please be detailed in your response.

Response:
As noted in our response above, from time to time there will be certain legal proceedings and governmental examinations for which the Company is unable to provide a reasonable estimate of potential loss, and, in these situations, Dominion will disclose that fact in future filings. In these situations, a team made up of various groups from the Company, including accounting and environmental representatives, reviews these matters on a quarterly basis with internal and/or external legal counsel, as well as with operating management of the applicable business segments, for procedural updates and emerging developments and explores the likelihood of potential outcomes to attempt to develop a range of reasonably possible loss for disclosure. Such review includes an examination and analysis of numerous factors, including: the case status; whether or not litigation or other governmental action has been filed and whether a specific claim for damages or remedial action has been made; a review of the factual information and the application of applicable laws and regulations to such facts; the jurisdiction in which the action is being brought and the precedents set by such court or other agency in similar matters; and the likelihood of appeal. Dominion has controls in place to ensure these matters are reviewed thoroughly including quarterly disclosure checklists and quarterly meetings of the Company’s Disclosure Committee (a group consisting of key members of senior management with extensive knowledge surrounding Company matters that may require disclosure) where these matters are discussed.

If you have any questions or require further information, please call me at (804) 771-3962 or fax me at (804) 771-6519.

Sincerely,

/s/Ashwini Sawhney
Vice President – Accounting and Controller (Chief Accounting Officer) – Dominion
Vice President – Accounting (Chief Accounting Officer) – Virginia Power